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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                November 16, 2005

                       Commission File Number: 333-121627


                              HARVEST ENERGY TRUST
             (Exact name of registrant as specified in its charter)

                        SUITE 2100, 330 - 5TH AVENUE S.W,
                        CALGARY, ALBERTA, CANADA T2P 0L4
                                 (403) 265-1178

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [_]                Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                      No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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EXHIBIT                                TITLE
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   1 Business Acquisition Report pertaining to the August 2, 2005 acquisition of the Hay River property.

   2          Second Amended and Restated Trust Indenture dated May 4 2005.

   3          Second Supplemental Trust Indenture dated August 2, 2005.

   4          Subscription Receipt Agreement dated August 2, 2005.

   5          Partnership Purchase Agreement (redacted) dated June 23, 2005.

   6 News release issued April 13, 2005 announcing the second quarter 2005 distributions and an adjustment to the convertible debenture conversion prices and the exchangeable share ratio.

   7 News release issued February 18, 2005 announcing the March 15 2005 distribution payment.

   8 News release issued January 13, 2005 announcing the February 15 2005 distribution payment.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    November 16, 2005                     HARVEST ENERGY TRUST
                                               (Registrant)



                                               By: /s/ David Rain
                                                   -----------------------
                                                   David Rain
                                                   Vice President and
                                                   Chief Financial Officer

                                INDEX TO EXHIBITS
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EXHIBIT                                TITLE
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   1 Business Acquisition Report pertaining to the August 2, 2005 acquisition of the Hay River property.

   2          Second Amended and Restated Trust Indenture dated May 4 2005.

   3          Second Supplemental Trust Indenture dated August 2, 2005.

   4          Subscription Receipt Agreement dated August 2, 2005.

   5          Partnership Purchase Agreement (redacted) dated June 23, 2005.

   6 News release issued April 13, 2005 announcing the second quarter 2005 distributions and an adjustment to the convertible debenture conversion prices and the exchangeable share ratio.

   7 News release issued February 18, 2005 announcing the March 15 2005 distribution payment.

   8 News release issued January 13, 2005 announcing the February 15 2005 distribution payment.